 Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

StoneCo Ltd.

We consent to the incorporation by reference in the registration statement (No. 333-230629) on Form S-8 of StoneCo. Ltd. (“the Company”) of our report dated March 15, 2019, with respect to the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, and the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2018 and the related notes, which report appears in the December 31, 2018 annual report on Form 20-F of the Company.

/s/ ERNST & YOUNG Auditores Independentes S.S.

São Paulo, Brazil

April 29, 2019